Regulatory Announcement

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REFERENCE No: 82-34854

RECEIVED

2005 OCT 31 P 1:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	C&C Group Plc
TIDM	CCR
Headline	Price of Scrip Shares
Released	12:05 26-Oct-05
Number	1885T

C&C Group plc
2005/2006 Interim Dividend Scrip Alternative

C&C Group plc announces that the price of a New Share in respect of the 2005/2006 Interim Dividend Scrip Alternative will be €5.05. The entitlement will be one New Share for every 97.115385 shares held where dividend withholding tax applies and one new Share for every 77.692308 shares held where dividend withholding tax does not apply.

Enquiries:
Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

05012159

SUPPL

END

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PROCESSED
NOV 01 2005
THOMSON FINANCIAL

10/31